Exhibit 99.3

February 22, 2024

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Manitoba Securities Commission

Dear Sirs/Mesdames:

Re:	Kolibri Global Energy Inc. (the “Company”)

As required by National Instrument 51-102, we have reviewed the information contained in the Company’s Notice of Change in Auditors dated February 18, 2024. Based on our knowledge of such information at this date, we agree with the statements set out in the Notice that pertains to our firm.

Very truly yours,

/s/ Marcum LLP

Marcum LLP